Michael Kirsh, Director
                              Gold Pick Mines, Inc.
       2564 Snowridge Crescent, Whistler, British Columbia ,Canada V0N 1B2
             voice: (604) 938-3739            fax: . (604 )938-0902


July 8, 2004

Mr. John Reynolds, Assistant Director, Office of Emerging Growth Companies Mail Stop 03-04, Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W., Washington, D.C. 20549

Re:   Gold Pick Mines, Inc. -- Form SB-2
      SEC File No. 333-101067
      CIK 0001203413

Dear Mr. Reynolds:

                                     FORM RW
                                     -------

By this Form RW, Gold Pick Mines, Inc. hereby withdraws its Form SB-2 of SEC File No. 333-101067.


                                             /s/   Michael Kirsh, Director
                                                   Michael Kirsh, Director